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                                October 25, 2021

       Steven Cabouli
       Chief Executive Officer
       iWallet Corp
       401 Ryland St., Ste. 200A
       Reno, Nevada 89502

                                                        Re: iWallet Corp
                                                            Form 10-12G
                                                            Filed September 28,
2021
                                                            File No. 000-56347

       Dear Mr. Cabouli:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed September 28, 2021

       General, page i

   1.                                                   Your registration
statement will become effective 60 days after you filed it with the
                                                        Commission and you will
then be responsible for filing reports required by the Securities
                                                        Exchange Act of 1934,
including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not
completed the review of your filing. If you cannot resolve the comments before that
time, you should consider withdrawing the filing before it becomes effective. You could
then refile when you are able to respond to the comments.
       Description of Business, page 1

   2. Please revise this section to disclose in greater detail the current stage of your business.
                                                        Your disclosure should
clearly describe the current products and services you sell and manufacture versus your
planned products and services and what current products and
 Steven Cabouli
FirstName LastNameSteven Cabouli
iWallet Corp
Comapany
October 25,NameiWallet
            2021       Corp
October
Page 2 25, 2021 Page 2
FirstName LastName
         services you sell through your established sales channels, if any. Please describe the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remaining.
3. Please provide disclosure on the duration of your license with Apple Inc. as an official
         Accessory Developer Inc. and describe such license. Please refer to
Item 101(h)(4)(vii) of
         Regulation S-K.
4. You disclose on page three that you offer processes to companies on a partnership basis.
         Please revise to disclose more information on your dependence on your partnership structure.
5. Please expand the disclosure in this section to discuss your previous status as a reporting company. Your history as a public company includes a registered public offering in
         2014 and the reporting of periodic and current reports until 2015, after which you filed a Form 15 and discontinued reporting.
Employees, page 4

6. Please revise to disclose the number of hours that your sole employee will devote to your business.
Market Price , page 20

7. Please amend your disclosure here to inform investors that your common stock is
         "Dark or Defunct," and describe for investors the meaning of such designation. If appropriate, consider including a risk factor. Also, please revise to clarify that there is no established public trading market for your common stock. See
Item 201(a) of
         Regulation S-K.
Description of Registrant's Securities , page 21

8. Please revise to disclose the following common stockinformation: dividend rights, whether there are sinking fund provisions or redemption provisions, liquidation rights, and/or restrictions on alienability. See Item 202(a)(1) of Regulation S-K.
Convertible Debentures, page F-23

9. Please revise your exhibit list to include and file all material exhibits including your convertible loan debenture agreements and related party loan agreement. If the company is party to an oral contract that would be required to be filed as an exhibit under Item
         601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under
         Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question
         146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.
 Steven Cabouli
iWallet Corp
October 25, 2021
Page 3
Financial Statements and Exhibits , page F-25

10. The exhibit index must appear before the required signatures in the registration statement or report. Please revise. Refer to Item 601(a)(2) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Sherry Haywood at 202-551-3345
with any other questions.



                                                           Sincerely,
FirstName LastNameSteven Cabouli
                                                           Division of
Corporation Finance
Comapany NameiWallet Corp
                                                           Office of
Manufacturing
October 25, 2021 Page 3
cc:       Lance Brunson
FirstName LastName